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08032120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 45020 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC REPUBLIC SECURITIES INC. DBA SERGE A. ATLAN

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

49 RICHMONDVILLE AVENUE, SUITE 105
(No. and Street)

WESTPORT (City) CONNECTICUT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SERGE A. ATLAN (203) 454-2210
(Area Code – Telephone Number)

PROCESSED
SEP 08 2008
THOMSON REUTERS

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FULVIO & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

5 WEST 37th STREET (Address) NEW YORK (City) NEW YORK (State) 10018 (Zip Code)

Mail Processing Section
AUG 27 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, SERGE ATLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC REPUBLIC SECURITIES CORP. DBA SERGE A. ATLAN, as of JUNE 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2009

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ATLANTIC REPUBLIC SECURITIES CORP.

## D/B/A SERGE A. ATLAN

## STATEMENT OF FINANCIAL CONDITION

## JUNE 30, 2008

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT



To the Shareholder of
Atlantic Republic Securities Corp.:

We have audited the accompanying statement of financial condition of Atlantic Republic Securities Corp. D/B/A Serge A. Atlan (the "Company") as of June 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atlantic Republic Securities Corp. D/B/A Serge A. Atlan as of June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
July 26, 2008

ATLANTIC REPUBLIC SECURITIES CORP.
D/B/A SERGE A. ATLAN
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 148,958 |
| Securities owned, at market value | 219,621 |
| Receivable from officer | 1,949 |
| Total Assets | $ 370,528 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 8,500 |
| Total Liabilities | 8,500 |
| Shareholder's equity: | |
| Common stock (no par value, 1000 shares issued and outstanding) | 66,120 |
| Additional paid-in capital | 684,923 |
| Accumulated deficit | (389,015) |
| Total Shareholder's Equity | 362,028 |
| Total Liabilities and Shareholder's Equity | $ 370,528 |

The accompanying notes are an integral part of this financial statement.

ATLANTIC REPUBLIC SECURITIES CORP.
D/B/A SERGE A. ATLAN
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2008

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Atlantic Republic Securities Corp., D/B/A Serge A. Atlan (the "Company") was incorporated in the State of Connecticut and commenced operations on September 2, 1992. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. The Company buys and sells securities through Fidelity Investments for its own account. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i).

The Company maintains its books and records on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

## NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital. At June 30, 2008, the Company's net capital and excess net capital were $140,458 and $40,458, respectively.

## NOTE 3 - SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

As of June 30, 2008, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

ATLANTIC REPUBLIC SECURITIES CORP.
D/B/A SERGE A. ATLAN
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2008
(continued)

NOTE 4 - INCOME TAXES

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company is also subject to the Connecticut business tax that, at a minimum, imposes a tax based on capital. At June 30, 2008, the Company has a gross deferred tax asset relating to net operating losses. A valuation allowance has been made by the Company equaling the future income tax benefit since there is doubt about whether the income tax benefit will be realized.

END